servicenow.

# Investor Outreach for June 9, 2022 Annual Shareholders Meeting

# Safe Harbor Notice for Forward-Looking Statements

This presentation contains "forward-looking" statements that are based on our management's beliefs and assumptions and on information currently available to management. Forward-looking statements include information concerning our possible or assumed strategy, future operations, financing plans, operating model, financial position, future revenues, projected costs, competitive position, industry environment, potential growth opportunities, potential market opportunities, plans and objectives of management, the effects of competition on our business and customer trends.

Forward-looking statements include all statements that are not historical facts and can be identified by terms such as "anticipates," "believes," "could," "seeks," "estimates", "targets," "guidance," "expects," "intends," "may," "plans," "potential," "predicts," "prospects," "projects," "should," "will," "would" or similar expressions and the negatives of those terms, although not all forward-looking statements contain these identifying words.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Additionally, these forward-looking statements, involve risk, uncertainties and assumptions based on information available to us as of the date of this presentation, including those related to the continued impacts of COVID-19 on our business, future financial performance, global economic conditions and demand for digital transformation. Many of these assumptions relate to matters that are beyond our control and changing rapidly, including, but not limited to, material changes in the value of foreign currencies relative to the U.S. Dollar; the timeframes for and severity of social distancing and other government responses to COVID-19; the continued impact of COVID-19 on new or existing customers' purchasing decisions and the length of our sales cycles, renewal timing or billings terms; the impact of the Russian invasion of Ukraine on macroeconomic conditions; inflation; and fluctuations and volatility in our stock price. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Further information on these and other factors that could cause or contribute to such differences include, but are not limited to those discussed in the section titled "Risk Factors" in our Annual Report on Form 10-K filed for the year ended December 31, 2021 and our most recent Quarterly Report on Form 10-Q filed for the quarter ended March 31, 2022 and in our other Securities and Exchange Commission ("SEC") filings. We cannot guarantee that we will achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

Forward-looking statements represent our management's beliefs and assumptions only as of the date of this presentation. We undertake no obligation, and do not intend, to update these forward-looking statements, to review or confirm analysts' expectations, or to provide interim reports or updates on the progress of the current financial quarter.

This presentation includes certain non-GAAP financial measures as defined by SEC rules. For additional information, see the slide titled "Statement Regarding Use of Non-GAAP Financial Measures."

"Renewal Rate" shall have the meaning set forth in our filings with the SEC.

# Executive Summary

## *Delivering Both Growth and Profitability at Scale*

- 34% CAGR in subscription revenues since 2017 and recently raised subscription revenues target from $15B+ to $16B+ by 2026
- For 2021, 30% subscription revenues growth + 32% non-GAAP free cash flow ("FCF") margin[1] = 62%, delivering a "Rule of 60"[1]
- Outperforming broader market and proxy peers on TSR over a three-year period (2019-2021)

## *Compensation Program Aligned with Growth Strategy*

- Compensation strongly tied to performance, incentivizing long-term shareholder value creation with rigorous targets
- Strong track record of robust shareholder engagement, proactively seeking feedback at least twice a year and incorporating such feedback, including the several responsive enhancements made in 2021
- We sought feedback from shareholders In designing our Performance Share Options and after announcement, sought proactive feedback from shareholders representing ~60% of our outstanding shares, and met with shareholders representing ~48% of our outstanding shares

## *Board Provides Rigorous Oversight*

- Experienced and highly qualified Board provides thoughtful and independent oversight, and is attuned to the views of our investors through proactive engagement
- Board maintains a deliberate refreshment process that ensures balance and diversity of perspective, with 5 new independent directors added over the last 3 years
- Values diversity in recruitment of candidates and transparency in disclosure of practices

## *Progress on our ESG Journey*

- Executive compensation tied to environmental and diversity, equity and inclusion related targets in 2021 to motivate execution of our ESG strategy
- Met ESG goals for 2021: 100% renewable electricity, carbon neutrality[2], and committed to net zero by 2030
- Science-based targets for 2026 approved by SBTi
- Launched our own solution, the ESG Command Center, to help companies activate their own ESG strategies, programs and initiatives

---

(1) This financial metric is calculated on a non-GAAP basis. As of December 31, 2021, GAAP net cash provided by operating activities as a % of total revenues was 37%. See slide 14 for a reconciliation of non-GAAP financial measures to the most comparable GAAP measures.
(2) Met carbon neutrality for office and datacenter operations, business travel and work from home.

**servicenow**

# We Make the World Work Better for Everyone

Sustaining strong organic growth at unprecedented scale, with continued outperformance and strategic initiatives on our way to $16B+ and beyond

 **The Now Platform®: Optimize processes, connect silos, and create new value on a single, unifying platform to digitize your entire business**

 **Technology Workflows**
Accelerate digital transformation with resilient, cost-efficient, and secure technology

 **Employee Workflows**
Deliver a unified employee experience for your hybrid workforce

 **Customer Workflows**
Deliver frictionless customer experiences that drive long-term loyalty

 **Creator Workflows**
Build connected cross-enterprise workflow apps fast

## 2021 Performance Highlights

**$5.6B**
Subscription revenues

**98%**
renewal rate

**32%**
non-GAAP FCF margin[1]

## Three-Year Total Shareholder Return (TSR)[2]



Over $97B increase in market capitalization over three years[2]

265% — NOW
123% — 2021 Proxy Peers
100% — S&P 500

*An incentivized, aligned and motivated management team guiding us towards becoming the Defining Enterprise Software Company of the 21st Century*

(1) This financial metric is calculated on a non-GAAP basis. As of December 31, 2021, GAAP net cash provided by operating activities as a % of total revenues was 37%. See slide 14 for a reconciliation of non-GAAP financial measures to the most comparable GAAP measures.
(2) S&P Capital IQ as of close price on December 31, 2021. 2021 Proxy Peers only include peers that have been publicly traded for three or more years as of December 31, 2021.

Note: Numbers rounded for presentation purposes

# Our *Revised* Ambition Reflects Our Opportunity



Note: Year 0 based on the FY that ServiceNow crossed $1B in revenue.
ServiceNow FY22 to FY26 uses straight line growth. This does not represent guidance.

# 2021 CEO 100% Performance-Based Option ("PSO") Award Supports Long-Term Growth Strategy

## Grant Rationale

- **Incentivize and motivate significant outperformance** and to drive the Company's strategic direction and long-term value creation with eight rigorous subscription revenues thresholds and stock price thresholds
- **Retain proven, top executive talent** in an unprecedented, highly competitive market, **ensure leadership continuity** and **align the entire leadership team** over the next five years in the next phase of ServiceNow's growth

## Grant Overview

- Performance-based stock options with value of $139.2M[1] for the CEO (the "CEO PSO") fully vests only if eight rigorous thresholds are achieved for two metrics over a five-year performance period:
    - **Subscription Revenues Metric**: Subscription revenues thresholds were at the time of grant, and continue to be, incrementally aggressive to long-term financial plan.
    - **Stock Price Metric**: Achievement of highest stock price threshold would mean that the stock price more than doubled, implying more than $150B in incremental shareholder value creation from the CEO PSO grant date and a stock price of over $1,452 per share[2]

## Strongly Aligned with Shareholder Interests

- **100% performance based, at-risk**, and subject to **clawback provisions**
- Each of the eight tranches **eligible to vest only if both applicable subscription revenues and stock price thresholds are achieved** and certified for such tranche
- **Metric thresholds subject to rigor adjustments** in the case of material M&A or stock splits, stock repurchases, etc.
- **No vesting prior to two-year anniversary of grant date** and subject to **continued service as CEO or Executive Chairman**
- **No shares may be sold until after** the end of the **five-year performance period** except to satisfy a cashless exercise
- **No automatic full acceleration of vesting** upon a change in control

*Performance-based option awards granted to certain senior executive leaders with largely similar terms to align our leadership team's priorities*

(1) The CEO PSO has a grant date of October 29, 2021 and an exercise price of $697.76. This amount represents the grant date fair value of the options, as computed in accordance with FASB ASC Topic 718, which excludes the impact of estimated forfeitures related to service-based vesting conditions. The amount reported reflects the accounting cost for the equity awards and does not correspond to the actual economic value that may be received by Mr. McDermott from the equity awards.

(2) For the CEO PSO to be fully achieved and create an incremental $150+ billion of shareholder value, the Company's common stock price per share will need to exceed $1,452, which is calculated using the closing price on the CEO PSO grant date of $697.76 per share and the Company's common stock outstanding as of September 30, 2021 of approximately 199 million as disclosed in the Company's Quarterly Report on Form 10-Q filed with the SEC on October 28, 2021.

# Comprehensive Approach to PSO Awards Design

Our Compensation Committee undertook a thoughtful process, which prioritized shareholder input, to structure an award that would align with long-term business objectives and shareholder value creation

**1.** Shareholder Outreach Prior to Granting PSO Awards

- **Proactive Shareholder Outreach:** Before the PSO Awards were granted, our Compensation Committee proactively sought input from select shareholders in September 2021

- **Outreach Led by Board Leadership**: Our Lead Independent Director and Chair of the Compensation Committee, Jeff Miller, led all meetings

- **Sought High-Level Feedback:** Shareholders were asked for their input on the concept of designing high-value, rigorous performance awards and best-practice shareholder-friendly safeguards

**2.** Design and Implementation of Shareholder Feedback; Disclosure of PSO Awards

- **Incorporated Many Shareholder-Friendly Features Based on Shareholder Feedback:**
  - **Rigorous Thresholds:** set challenging stock price and subscription revenue thresholds, <u>both of which must be met for any of the eight tranches to vest</u>
  - **Promoting Retention and Outperformance:** 100% performance-based with 5-year performance and holding period, aligned with next phase of ServiceNow's growth
- **Thoughtful Disclosure to Prevent Significant Competitive Harm:** Performance thresholds not disclosed to not i) diminish retentive value of PSO Awards and ii) have thresholds be treated as the Company's new guidance or long-term financial plan
  - In-line with shareholder feedback and our commitment to transparency, <u>committed to disclose thresholds achieved in a fiscal year in the following year's proxy</u>

**3.** Broad Shareholder Outreach After Granting PSO Awards

- **Expanded Engagement Following the Grant:** Undertook comprehensive outreach to shareholders to discuss the PSO Awards, answer questions and seek feedback on proxy disclosures about the PSO Awards

- **Continued Director Engagement:** Our Lead Independent Director and Chair of the Compensation Committee continued to lead every meeting

- **Investors Supportive of Grant Rationale and Rigorous Performance Thresholds:** Shareholders generally understood the rationale for the PSO Awards and were supportive of the rigorous metrics attached to them

*Proactively seeking shareholder feedback regarding PSO Awards, our Compensation Committee engaged with shareholders representing 23% of our outstanding shares in September 2021, and 39% in late 2021 / early 2022*

# Thoughtful Annual Compensation Program

Executive compensation program is strongly linked to financial and operational performance to align with short- and long-term shareholder value creation, based on consistent shareholder input



| Element | Incentive Compensation Program Overview |
|---|---|

**Short-Term Incentive ("STI")**

Financial Metrics Achievement
Performance Metrics
Net New Annual Contract Value ("NNACV")[1]: 60%
Non-GAAP Subscription Revenue: 20%
Non-GAAP Operating Margin: 20%
Weighted 75%

**+**

Individual Strategic Priorities[2]
Weighted 25%

**Bonus Pay-out**

**Long-Term Incentive ("LTI")**

**PRSUs (80%):** Three-year vesting period

NNACV Weighted 70%

Non-GAAP FCF Margin Weighted 30%

**×**

Three-year Relative TSR (rTSR) Component (vs S&P 500)

**Final PRSU Pay-out**

**RSUs (20%):** Four-year vesting period provides retention incentive

(1) At least 85% of NNACV metric target must be met for bonus pool to fund
(2) Individual strategic priorities approved by the Compensation Committee

## Thoughtful Metric Selection  `NEW IN 2021`

- **LTI PRSUs:** Added FCF margin metric to include a measure of profitability in the PRSUs and ensure that NEOs focus on efficient use of capital
- **STI:** Added i) non-GAAP subscription revenues metric, a measure of the long-term health of our business and customer satisfaction and ii) non-GAAP operating margin, a measure of corporate profitability of our operations

## Three-Year rTSR  `NEW IN 2021`

- **LTI:** Measures relative stock price performance against the S&P 500 and directly ties NEO pay with long-term shareholder value creation, requiring above-median performance for target payout

## One-Year Measurement Period for NNACV

- **LTI:** Allows for aggressive target setting and is a long-term performance measure because NNACV typically represents revenue stream for three years or more, balanced with a recently-added three-year rTSR component

## 80% Performance-Based LTI

- **LTI:** Maintained PRSUs at 80% of our 2021 LTI grant mix, which is above industry standards, to emphasize our pay-for-performance culture

## 2021 and 2022 STI and LTI Programs are Largely the Same

- Result of feedback from continuous, robust shareholder engagement
- Maintains consistency after strong shareholder support at 2021 annual meeting

# Board Provides Rigorous Oversight

Board maintains a deliberate refreshment process that ensures a balanced and diverse Board, collectively equipped with the experience necessary to provide thoughtful independent oversight



### Balanced Tenure



- 0 - <4 years
- 4 - <8 years
- 8+ years

### Gender Identity



- Female
- Male

### Ethnic Identity



- Ethnic Minority
- White

**Bill McDermott**
President & CEO

**Fred Luddy**
*Founder & Board Chairman*

**Susan Bostrom** — Nom. & Gov. Cmte. Chair
Fmr. EVP, CMO & Head of Worldwide Govt. Affairs, Cisco Systems

**Teresa Briggs** — Audit Cmte. Chair
Fmr. Vice Chair & West Region Managing Partner, Deloitte

**Jonathan Chadwick**
Fmr. EVP, CFO & COO, VMware

**Paul Chamberlain**
Fmr. Managing Director & Co-Head of Global Tech. Banking, Morgan Stanley

**Larry Jackson**
Global Creative Director, Apple Music, Apple

**Jeffrey Miller** — Comp. Cmte. Chair
*Lead Independent Director*
President & CEO, JAMM Ventures

**Larry Quinlan** — NEW
Former Global CIO, Deloitte
*Brings digital transformation expertise and CIO perspective*

**Sukumar Rathnam** — NEW
VP, Amazon.com
*Brings technology and product expertise*

**Anita Sands**
Fmr. Group Managing Dir. & Head of Change Leadership, UBS Financial Services

**Dennis Woodside**
President, Impossible Foods

### Two out of three committee chair positions are held by women

| Key Director Relevant Experiences and Qualifications[1] ||
|---|---|
| Software Industry | Multi-Product/Multi-Segment |
| Public Company CEO/Senior Exec | Leadership in Global Operations |
| High Growth and $5B+ Annual Revenue | Future Enterprise Architectures |
| Public Company Director | Large Scale Transformations |
| Risk Management | M&A, Debt and Equity Financing, Strategic Transactions |
| Financial Expertise | Non-Corporate Experience (Non-Profits and Education) |

(1) Detailed skills matrix is included in the Proxy

# ESG Strategy

## We make the world work better for everyone

### Sustaining our planet

Championing the transition to a net-zero world

**Climate and energy**

**Responsible procurement**

**Waste**

- Accelerate decarbonization
- Advance responsible procurement (E, S & G)

### Creating equitable opportunity

Making work more equitable, accessible, and rewarding for all people

**Our people**

**Diversity, equity, and inclusion**

**Community engagement**

- Empower the workforce of the future
- Cultivate diversity, equity, and inclusion
- Strengthen employee engagement and community investment

### Acting with integrity

Building trust through ethical, transparent, and secure business practices

**Security and data privacy**

**Governance and ethics**

**Business continuity**

- Lead with ethics, transparency, and disclosure
- Assure security and data privacy
- Foster responsible and ethical use of data, and respect human rights

## Now Platform and Solutions
The world works with ServiceNow

servicenow.

# Our ESG journey

*We've moved quickly and made tremendous advances on our ESG journey in 2021, with more to do in 2022 and beyond*

## 2021 Highlights

- Launched and adopted ESG Command Center solution suite including the ESG Management Solution
- Achieved carbon neutrality[1] and 100% renewable electricity
- Science-based targets set and approved by SBTi
- Progress in diverse representation and maintained pay equity
- Fully distributed $100M Racial Equity Fund
- Executive compensation tied to ESG targets

## 2022 and Beyond

- Deliver additional solutions on ServiceNow Platform that empower our customers to achieve their ESG goals
- Provide our customers with carbon neutral cloud
- Develop roadmap to achieve Science-Based Targets by 2026
- Achieve 15% URG representation by 2025
- Continue to mature ESG disclosures / governance
- Uphold commitment to protect security and data privacy


The world works with ServiceNow
Bringing people, processes, and systems together


Sustaining our planet
Championing the transition to a net-zero world


Creating equitable opportunity
Making work more equitable, accessible, and rewarding for all people


Acting with integrity
Building trust through ethical, transparent, and secure business practices

servicenow (1) Met carbon neutrality for office and datacenter operations, business travel and work from home.

# Activating ESG with ServiceNow

*Helping customers and partners turn their ESG strategy into action with the power of the ServiceNow Platform, workflows, solutions and products*

**1** **The Power of ServiceNow Solutions to address ESG**
(Examples: ESG Command Center, Supply Chain Risk Management, HR Service Delivery)

| Environmental  | Social  | Governance  |
|---|---|---|

**2** **Leverage ServiceNow products for ESG use cases** (Examples: ESG Management, Vendor Risk Management, Safe Workplace Suite)

**3** **Use Creator Workflows for industry and customer-specific needs**

**4** **Get a running start with the ServiceNow Store (integrations, content, partner-built apps)**

 **ServiceNow Platform**

 **External Data Sources**

# We Request Your Support at the 2022 Annual Meeting of Shareholders

## Board Voting Recommendations

 **1. FOR** the election of directors

- Diverse, experienced and highly qualified Board provides thoughtful and rigorous oversight, and is attuned to the views of our investors through proactive engagement
- All of our directors have a strong track record of attendance, diligence and active participation in Board and committee meetings, as applicable, dedicating the time and attention necessary to fulfill their duties to the Board and our shareholders

 **2. FOR** the advisory vote to approve the compensation of our named executive officers

- Compensation strongly tied to performance, incentivizing long-term shareholder value creation with rigorous targets and aligned with shareholder interests
- Strong track record of robust shareholder engagement, proactively seeking and incorporating shareholder feedback with several responsive enhancements made in 2021

 **3. FOR** the ratification of appointment of PricewaterhouseCoopers LLP as our independent auditor

servicenow.

# Statement Regarding Use of Non-GAAP Financial Measures; GAAP to Non-GAAP Reconciliation

We report non-GAAP financial measures in addition to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP.

Free cash flow, which is a non-GAAP financial measure, is defined as net cash provided by (used in) operating activities plus cash paid for legal settlements, repayments of convertible senior notes attributable to debt discount and business combination and other related costs including compensation expense, reduced by purchases of property and equipment. Free cash flow margin is calculated as free cash flow as a percentage of total revenues. Our non-GAAP presentation of Rule of 60 is defined as free cash flow margin plus total revenue growth rate. We believe information regarding free cash flow and free cash flow margin and adjustments to free cash flow margin provides useful information to investors because it is an indicator of the strength and performance of our business operations.

Our presentation of non-GAAP financial measures may not be comparable to similar measures used by other companies. We encourage investors to carefully consider our results under GAAP, as well as our supplemental non-GAAP information and the reconciliation between these presentations, to more fully understand our business. Please see the tables included at the end of this presentation for the reconciliation of GAAP and non-GAAP results.

| Free cash flow margin | Year ended December 31, 2021 |
|---|---|
| GAAP net cash provided by operating activities as % of total revenues | 37% |
| Purchases of property and equipment as % of total revenues | (7%) |
| Repayments of convertible senior notes attributable to debt Discount as % of total revenues | —% |
| Business combination and other related costs as % of total revenues | 1% |
| Non-GAAP free cash flow margin | 32% |

Note: Numbers are rounded for presentation purposes and may not foot

servicenow.